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                                                           OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)


                             Symphonix Devices, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   871951 10 9
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                                 (CUSIP Number)


                            J.P. Morgan Capital, L.P.
                                 60 Wall Street
                            New York, New York 10260
                                 (212) 648-4084
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 10, 2000
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or 4, check the following box [_].



(SC13D-07/98)

CUSIP No. 871951 10                SCHEDULE 13D              Page 2  of 8  Pages


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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     J.P. Morgan Capital, L.P.
     #13-4133600

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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               7    SOLE VOTING POWER

  NUMBER OF         2,460,630

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,460,630

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,460,630

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

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14   TYPE OF REPORTING PERSON*

     PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 871951 10               SCHEDULE 13D               Page 3  of 8  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     J.P. Morgan Capital Corporation
     #13-3610583

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,460,630
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,460,630

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,460,630

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 871951 10               SCHEDULE 13D               Page 4  of 8  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     J.P. Morgan & Co. Incorporated
     #13-2635764

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,460,630
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,460,630

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,460,630

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 871951 10               SCHEDULE 13D               Page 5  of 8  Pages


This Schedule 13D is being filed pursuant to Rule 13D-1(a)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, on behalf of J.P. Morgan & Co., Incorporated ("JPM"), J.P. Morgan Capital Corporation, a Delaware corporation, a wholly owned subsidiary of JPM and the general partner of JP Morgan Capital, L.P. ("JPMCC"), and J.P. Morgan Capital, L.P., a Delaware limited partnership ("JPMCLP," and collectively with JPM and JPMCC, the "Reporting Persons") to report the acquisition by JPMCLP of beneficial ownership of in excess of five percent (5%) of the Common Stock of Symphonix Devices, Inc. (the "Reportable Transaction") as a result of the acquisition by JPMCLP of 2,460,630 shares of Common Stock of Symphonix Devices, Inc.
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Symphonix Devices, Inc., a Delaware corporation ("Symphonix"). The address of the principal executive offices of Symphonix is 2331 Zanker Road, San Jose, California 95131-1107.
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Item 2.  Identity and Background.

Information as to each executive officer and director of JPM and JPMCC and each partner and general partner of JPMCLP is set forth on Schedule A hereto and is incorporated herein by this reference.

     (a)  Name of Person

          (i)  J.P.  Morgan  &  Co.   Incorporated   (ii)  J.P.  Morgan  Capital
               Corporation (iii) J.P. Morgan Capital, L.P.

     (b) Place of Organization, Principal Business and Address of Principal Business and Principal Office:

          (i) JPM is a publicly held Delaware corporation and is a bank holding company. JPM's principal business and office address is 60 Wall Street, New York, New York 10260.

          (ii) JPMCC is a Delaware corporation and is an unregistered investment company that invests either directly or indirectly through its subsidiaries in debt and equity securities for its own account, subject to applicable laws and regulations, including, without limitation, the Bank Holding Company Act of 1956, as amended, and the regulations thereunder and the policies of the Federal Reserve Board in connection therewith (the "Bank Holding Company Act"). JPMCC's principal business and office address is 60 Wall Street, New York, New York 10260.

CUSIP No. 871951 10               SCHEDULE 13D               Page 6  of 8  Pages

          (iii) JPMCLP is a Delaware limited partnership and is a private equity limited partnership. JPMCLP's principal business and office address is 60 Wall Street, York, New York 10260.

     (c)  Legal Proceedings

          None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Prior to November 10, 2000, none of the Reporting Persons beneficially owned any shares of Common Stock. Pursuant to the Common Stock Purchase Agreement, dated as of September 18, 2000, by and between Symphonix, JPMCLP, and certain other persons signatory thereto (the "Purchase Agreement"), JPMCLP purchased from Symphonix 2,460,630 shares of Common Stock for an aggregate purchase price of $10,000,000.32. The source of the funds used for JPMCLP's purchase of the shares of Common Stock was working capital, all of which was JPMCLP's own funds.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The shares of Common Stock purchased by JPMCLP were acquired for investment purposes and not with the present intention of acquiring control of Symphonix's business.

     Although upon purchase of the shares of Common Stock JPMCLP obtained the right to appoint one person to Symphonix's Board of Directors, such right will not result in JPMCLP controlling the Board of Directors or Symphonix's business.

     Pursuant to the Purchase Agreement, JPMCLP acquired an aggregate of 2,460,630 shares of Common Stock. As of November 10, 2000, the outstanding Common Stock of Symphonix consisted of 19,685,040 shares of Common Stock.

     Assuming the conditions set forth in the Purchase Agreement are satisfied, JPMCLP also may acquire additional shares of Common Stock pursuant to certain terms of the Purchase Agreement, which terms are described in Item 6 below.

CUSIP No. 871951 10               SCHEDULE 13D               Page 7  of 8  Pages

     The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and from time to time cease to have beneficial ownership of Common Stock, depending on price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by JPMCLP.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

          (a) See Cover Pages, Items 11 and 13. JPMCLP may be deemed to beneficially own 2,460,630 shares of Common Stock constituting approximately 12.5% of the issued and outstanding Common Stock of Symphonix.

     As JPMCC is the general partner of JPMCLP, JPMCC may be deemed to be the beneficial owner of the Common Stock beneficially owned by JPMCLP.

     As JPMCC is a wholly owned subsidiary of JPM, JPM may be deemed to be the beneficial owner of the Common Stock beneficially owned by JPMCC.

     The aggregate percentage of Common Stock reported in Item 13 of the Cover Page is based upon the 19,685,040 shares of Common Stock outstanding as of November 10, 2000, as represented by Symphonix in the Purchase Agreement.

          (b) See Cover Pages, Items 7 through 10. JPMCLP is the direct beneficial owner of 2,460,630 shares of Common Stock.

          (c) Except as described in Item 4 hereof, JPMCLP has not during the past 60 days, engaged in any transactions in the Common Stock.

          (d) Not applicable.

          (e) Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons have any contracts,  arrangements,  understandings
or  relationships   with  Symphonix  or  with  any  other  person  with  respect specifically to the securities of Symphonix, except as set forth below.

The description of the Purchase Agreement set forth in Item 4 hereof is hereby incorporated by reference. As described in Item 4, JPMCLP purchased 2,460,630 shares of Common Stock pursuant to the Purchase Agreement. JPMCLP has the right to maintain its percentage interests in the total number of outstanding shares of Common Stock of Symphonix in the event of future sales by Symphonix of additional shares of securities from Symphonix under the terms specified in the Purchase Agreement.

CUSIP No. 871951 10               SCHEDULE 13D               Page 8  of 8  Pages

In addition, in the event that the market price of Symphonix declines, Symphonix may be required to issue additional shares of Common Stock to investors, including JPMCLP, at no additional cost to those investors pursuant to a purchase price adjustment. The purchase price adjustment allows the investors, at any time until November 10, 2002, to calculate an adjusted per share purchase price equal to the average closing market price of the common stock as reported on the Nasdaq National Market for the thirty-three (33) consecutive trading days immediately preceding the date of the adjustment. Those investors who desire to participate in this purchase price adjustment will receive additional shares of common stock equal to the difference between the number of shares which each investor could have purchased based on the adjusted per share purchase price at the investor's original investment amount and the number of shares originally purchased. Each investor may participate in a purchase price adjustment only once during the two-year period. A possible consequence of the investors' right to adjust their purchase price is that the investors could, in the aggregate, control a majority of the voting power of Symphonix.

The description contained in this Item 6 of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated by reference herein and is filed as Exhibit A hereto.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

The following document is filed as an exhibit to this statement:

Exhibit A: Common Stock Purchase Agreement dated September 18, 2000, among Symphonix and certain investors, including JPMCLP (incorporated by reference to Exhibit 10.1 of Symphonix's current report on Form 8-K filed November 2, 2000).

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


J.P. MORGAN & CO. INCORPORATED


                                                       November 14, 2000
By: /s/ Travis F. Epes
   ----------------------------
      Name:   Travis F. Epes
      Title:  Managing Director



J.P. MORGAN CAPITAL CORPORATION


                                                       November 14, 2000
By: /s/ Simon Moore
   ----------------------------
      Name:   Simon Moore
      Title:  Vice President



J.P. MORGAN CAPITAL, L.P.


                                                       November 14, 2000
By: /s/ Martin Friedman
   ----------------------------
      Name:   Martin Friedman
      Title:  Vice President

                                   SCHEDULE A



J.P. Morgan & Co., Incorporated 60 Wall Street, New York, NY 10260-0060

     Douglas A. Warner III; Chairman and President of J.P. Morgan & Co. Incorporated and Morgan Guaranty Trust Company; and Director

     Paul A. Allaire; Director

     Riley P. Bechtel; Director

     Lawrence A. Bossidy; Director

     Martin Feldstein; Director

     Ellen V. Futter; Director

     Hannah H. Gray; Director

     Walter A. Gubert; Vice Chairman and Director; Italian citizen

     James R. Houghton; Director

     James L. Ketelsen; Director

     John A. Krol; Director

     Michael E. Patterson; Vice Chairman and Director

     Lee R. Raymond; Director

     Lloyd D. Ward; Director

     Douglas C. Yearley; Director

     Peter D. Hancock; Chief Financial Officer

     Thomas B. Ketchum; Chief Administrative Officer

     Rachel F. Robbins; General Counsel and Secretary

     David H. Sidwell; Controller of J.P. Morgan & Co. Incorporated and Morgan Guaranty Trust Company of New York

J.P. Morgan Capital Corporation;  60 Wall Street, New York, NY 10260-0060

     John A. Mayer, Jr.; President; Chief Executive Officer and Director

     Thomas B. Ketchum; Director

     Clayton S. Rose; Director

     Ramon de Oliviera; Director; French Citizen

     Steven Skoczylas; Chief Financial Officer and Director

     J. Edmund Colloton; Vice President and Chief Operating Officer

     Margaret A. Conklin; Vice President and Chief Legal Officer

     James P. Marriott; Vice President and Secretary


J.P. Morgan Capital, L.P. 60 Wall Street, New York, NY 10260-0060

     J.P. Morgan Capital Corporation, General Partner



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).